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                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549


                                      SCHEDULE 13D

                        Under the Securities Exchange Act of 1934



                             GROUND ROUND RESTAURANTS, INC.
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                                    (Name of Issuer)


     COMMON STOCK, PAR VALUE $.16-2/3
               PER SHARE                                     460200-10-8
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      (Title of class of securities)                         (CUSIP number)


                              CHRISTIAN R. GUNTNER
                           44 FRONT STREET, SUITE 770
                               WORCESTER MA 01608
                                 (508) 752-1454
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 (Name, address and telephone number of person authorized to receive notices and communications)


                                  JULY 9, 1997
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))
                               (Page 1 of 9 Pages)


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NYFS02...:\95\78595\0001\1733\13D7097V.470

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CUSIP No. 460200-10-8              13D                  Page 2 of 9
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 1        NAME OF REPORTING PERSON:                 CHRISTIAN R. GUNTNER

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                       (B) [_]
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 3        SEC USE ONLY

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 4        SOURCE OF FUNDS:            PF

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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
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 6        CITIZENSHIP OR PLACE OF                   U.S.A.
          ORGANIZATION:

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 NUMBER OF           7    SOLE VOTING POWER:                   1,902,100
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              1,902,100
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,902,100
          REPORTING PERSON:

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
          CERTAIN SHARES:

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             17.0%

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14        TYPE OF REPORTING PERSON:                 IN

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-------------------------------           --------------------------------------
CUSIP No. 460200-10-8              13D                  Page 3 of 9
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 1        NAME OF REPORTING PERSON:                 DAVID T. DIPASQUALE

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                        (B) [_]
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 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            PF

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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
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 6        CITIZENSHIP OR PLACE OF                   U.S.A.
          ORGANIZATION:

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 NUMBER OF           7    SOLE VOTING POWER:                   1,200,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              1,200,000
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,200,000
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
          CERTAIN SHARES:

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           10.7%

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14        TYPE OF REPORTING PERSON:                 IN

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
Item 1.     Security and Issuer.

            This Statement relates to the common stock, par value $0.16-2/3 per share ("Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"). The address of the principal executive office of the Company is 35 Braintree Office Hill Park, Braintree, Massachusetts 02184-9078.

            This Statement is being filed on behalf of Christian R. Guntner ("Guntner") and David T. DiPasquale ("DiPasquale"). Guntner and DiPasquale are hereinafter collectively referred to as the "Beneficial Owners". On July 9, 1997, the Beneficial Owners bought shares of the Common Stock from JUSI Holdings, Inc. ("JUSI"), a wholly-owned subsidiary of U.S. Industries, Inc. ("USI"), in privately negotiated transactions, as follows: 1,892,100 shares of Common Stock by Christian R. Guntner for $2,497,572 and 1,200,000 shares of Common Stock by David T. DiPasquale for $1,584,000. A copy of the Stock Purchase Agreement, dated July 9, 1997, among JUSI and ("USI") and Guntner and DiPasquale (the "Stock Purchase Agreement") is attached as Exhibit 2 hereto and is incorporated herein by reference. Messrs. Guntner and DiPasquale relinquished their positions of USI at the closing. Guntner previously owned 10,000 shares of the Common Stock

Item 2.     Identity and Background.

            (a) - (c), (f) Guntner is a U.S. citizen whose principal business address is 44 Front Street, Suite 770, Worcester, MA. He is presently employed as a private investor.

            DiPasquale is a U.S. citizen whose principal business address is 44 Front Street, Suite 770, Worcester, MA. He is presently employed as a private investor.

            (d) - (e) Neither of the Beneficial Owners during the last five years, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The total amount of funds used by Guntner to purchase the 1,892,100 shares of Common Stock acquired by him was approximately $2,497,572 and was provided from his personal funds. The total amount of funds used by DiPasquale to purchase the 1,200,000 shares of Common Stock acquired by him was approximately $1,584,000 and was provided from his personal funds.

Item 4.     Purpose of Transaction.

            The purpose of the Beneficial Owners in acquiring the securities of the Company indicated in Item 5 below was to obtain an equity position in the Company for investment purposes. Except as set forth below, the Beneficial Owners have no present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. On July 10, 1997 DiPasquale was elected a director of the Company.

            The Beneficial Owners will evaluate their position from time to time and may determine to consult with management concerning the affairs of the Company, seek to influence management in formulating and implementing future policy, seek an active role in the affairs of the Company, seek representation on the Board of Directors of the Company or seek control of the Company.

            Depending upon which course of action the Beneficial Owners determine to pursue, they may (1) purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions an/or by tender offer; (2) seek to discuss with management a business combination of the Company with one of the Beneficial Owners or one or more of their affiliates; (3) consider engaging in a solicitation of proxies to elect their nominees as directors of the Company, or (4) seek to sell their shares in the open market or in privately negotiated transactions through one or more transactions.

            It should be noted that the possible activities of the Beneficial Owners are subject to change at any time, and there is no assurance that the Beneficial Owners will actually purchase any additional shares of Common Stock, or seek to influence or obtain control of the Company.

Item 5.     Interest in Securities of the Issuer.

            (a) (i) Guntner may be deemed to be the beneficial owner of 1,902,100 shares of Common Stock, which constitute approximately 17.0% of the 11,173,421 shares of Common Stock reported to be outstanding on May 9, 1997 by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 1997.

                  (ii) DiPasquale may be deemed to be the beneficial owner of shares of Common Stock which constitute approximately 10.7% of the outstanding shares of Common Stock of the Company.

            (b) Neither of the Beneficial Owners has the right or power to vote or direct the vote of the shares of Common Stock held by the other Beneficial Owner.

                  (i) The Beneficial Owners have no power to vote, direct the vote, dispose or direct the disposition of the shares of Common Stock owned by the persons referred to in paragraph (a) other than the Beneficial Owners.

            (c) Except as set forth above, none of the Beneficial Owners has effected any transactions in the Common Stock during the past 60 days.

            (d)  Not applicable.

            (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            The information set forth in response to Item 4 is incorporated herein by reference.

            The Stock Purchase Agreement requires that if, within one year of the date thereof, Guntner or DiPasquale sells any shares of Common Stock including pursuant to a business combination transaction involving the Company (a "Sale"), Guntner or DiPasquale, as the case may be, shall pay to JUSI (i) 100% of the Profit (as defined in the Stock Purchase Agreement) if the Sale occurs within 90 days of the date of the Stock Purchase Agreement, (ii) 50% of the Profit if the Sale occurs within 91 to 270 days of the date of the Stock Purchase Agreement and (iii) 25% of the Profit if the Sale occurs within 271 to 365 days of the date of the Stock Purchase Agreement; provided that no Profit

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need be paid to JUSI for certain Sales of up to 309,210 shares after the 90th day.

Item 7.     Materials to be Filed as Exhibits.

            The following are filed herewith as Exhibits to this Schedule 13D:

            1.   Group Agreement, dated July 9, 1997.

            2. Stock Purchase Agreement, dated July 9, 1997, among the Beneficial Owners and JUSI Holdings,
                  Inc.





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                                  SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 1997



                                    By: /s/ Christian R. Guntner
                                       -----------------------------------
                                       Christian R. Guntner



                                    By: /s/ David T. DiPasquale
                                       -----------------------------------
                                       David T. DiPasquale



                                     8
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                                  EXHIBIT INDEX

Item No.                                                    Page No.
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1.          Group Agreement, dated July 9, 1997.

2.          Stock Purchase Agreement, dated
            July 9, 1997, among the Beneficial
            Owners and JUSI Holdings, Inc.